Exhibit 99.1

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road
Baoshan District, Shanghai, China

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on July 8, 2026 at 10:00 a.m. Beijing Time (July 7, 2026 at 10:00 p.m. Eastern Time)
(or any adjournment(s) or postponement(s) thereof)

NOTICE OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

June 16, 2026

Dear Shareholders:

Notice is hereby given that an extraordinary general meeting (the “Meeting”) of shareholders of Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company (the “Company”), will be held on July 8, 2026 at 10:00 a.m. Beijing Time (July 7, 2026 at 10:00 p.m. Eastern Time), at No. 6395 Hutai Road, Baoshan District, Shanghai, China for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.      Proposal One. As an ordinary resolution, to increase the Company’s authorized share capital from US$78,125 divided into 1,666,666,667 class A ordinary shares of a par value of US$0.0000375 each and 416,666,667 class B ordinary shares of a par value of US$0.0000375 each, to US$37,500,000 divided into 800,000,000,000 class A ordinary shares of a par value of US$0.0000375 each and 200,000,000,000 class B ordinary shares of a par value of US$0.0000375 each, by the creation of 798,333,333,333 class A ordinary shares of a par value of US$0.0000375 each and 199,583,333,333 class B ordinary shares of a par value of US$0.0000375 each (the “Share Capital Increase”).

2.      Proposal Two. Subject to Proposal One being passed, as a special resolution, to amend and restate the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase (the “Adoption of the Amended and Restated Memorandum”).

3.      Proposal Three. As an ordinary resolution: (a) to approve a new round of share consolidations of the Company’s issued and unissued Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares” and collectively with the Class A Ordinary Shares, the “Ordinary Shares”), par value US$0.0000375 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the board of directors (the “Board”) may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

4.      Proposal Four. As an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidations, and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c), the “General Authorization”).

5.      Proposal Five. As an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three and Proposal Four (the “Adjournment”).

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”), including the financial statements, is available on the SEC’s website at http://www.sec.gov.

Your vote is important. Whether or not you plan to attend the Meeting, I hope that you will vote as soon as possible. You may vote your shares by either completing, signing and returning the accompanying proxy card or casting your vote over the Internet.

By Order of the Board of Directors,
Sincerely,
/s/ Bin Lu
Bin Lu
Chief Executive Officer

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY TO BE HELD ON JULY 8, 2026 AT 10:00 A.M. BEIJING TIME (JULY 7, 2026 AT 10:00 P.M. EASTERN TIME).

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road
Baoshan District, Shanghai, China

Proxy Statement

The board of directors (the “Board”) of Huachen AI Parking Management Technology Holding Co., Ltd, a Cayman Islands exempted company (the “Company,” or “we”), is furnishing this Proxy Statement and the accompanying proxy card to you to solicit your proxy for the Class A Meeting and the Meeting of the Company. The Meeting will be held on July 8, 2026 at 10:00 a.m. Beijing Time (July 7, 2026 at 10:00 p.m. Eastern Time), at No. 6395 Hutai Road, Baoshan District, Shanghai, China.

QUESTIONS AND ANSWERS ABOUT THE MEETING

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the Meeting. This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What is the purpose of the Meeting?

At the Meeting, our shareholders will consider and vote upon the proposals described in this proxy statement.

These proposals include 1) the Share Capital Increase, 2) the Adoption of the Amended and Restated Memorandum, 3) the Share Consolidations, 4) the General Authorization, and 5) the Adjournment.

What are the Board’s recommendations?

Our Board recommends that you vote:

•        FOR the Share Capital Increase;

•        FOR the Adoption of the Amended and Restated Memorandum;

•        FOR the Share Consolidations;

•        FOR the General Authorization;

•        FOR the Adjournment.

Who is entitled to attend and vote at the Meeting?

Only shareholders of record at the close of business on June 12, 2026, which we refer to as the Record Date, are entitled to receive notice of, and to attend and vote at, the Meeting. As of the Record Date, there were 629,942 Class A Ordinary Shares and 533,334 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share and thirty (30) votes for each Class B Ordinary Share, respectively, on each of the proposals.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting, and for 10 days prior to the Meeting at the principal office of the Company.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record.    If your shares are registered directly in your name with our transfer agent, Transhare Corporation, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner.    If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

How do I vote my shares?

Shareholders can vote in person at the Meeting or by proxy. There are two ways to vote by proxy:

•        By Internet — You can vote over the Internet by going to www.transhare.com, clicking on Vote Your Proxy, logging in using the control number and following the instructions to vote your shares; or

•        By Mail — You can vote by mail by signing, dating and mailing the enclosed proxy card to:

Proxy Team
Transhare Corporation
17755 US Highway 19 N
Suite 140
Clearwater FL 33764.

•        By Email — You can vote by email by signing, dating, scanning and emailing the enclosed proxy card to Proxy@Transhare.com.

•        By Fax — You can vote by fax by signing, dating, and faxing the enclosed proxy card to 1.727. 269.5616.

Internet voting facilities for shareholders of record will be available 24 hours a day and will close at 9:59 a.m. (Beijing Time) on July 8, 2026 (9:59 p.m. (Eastern Time) on July 7, 2026). Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

If your shares are held in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record. You must follow the instructions of the holder of record in order for your shares to be voted. Internet voting also will be offered to shareholders owning shares through certain banks and brokers. If your shares are not registered in your own name and you plan to vote your shares in person at the Meeting, you should contact your broker or agent to obtain a legal proxy or broker’s proxy card and bring it to the Meeting in order to vote.

If you vote by proxy, the individuals named on the proxy card (your “proxies”) will vote your shares in the manner you indicate. You may specify how your shares should be voted for each of the proposals. If you grant a proxy without indicating your voting instructions, your shares will be voted as follows:

•        FOR the Share Capital Increase;

•        FOR the Adoption of the Amended and Restated Memorandum;

•        FOR the Share Consolidations;

•        FOR the General Authorization;

•        FOR the Adjournment.

What constitutes a quorum?

According to the Company’s current amended and restated articles of association, the presence in person or by proxy of one or more shareholders together holding of at least one-third (1/3rd) of the voting rights of the issued and paid up Ordinary Shares shall be a quorum for the transaction of business.

What is a broker “non-vote” and what is its effect on voting?

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares does not have the authority to vote on the matter with respect to those shares. This is generally referred to as a “broker non-vote.”

What is required to approve each item?

•        Proposal One requires the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

•        Proposal Two requires the affirmative vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

•        Proposal Three requires the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

•        Proposal Four requires the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

•        Proposal Five requires the affirmative vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and, where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled).

For the purpose of determining whether the shareholders have approved Proposal One, abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Two, abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Three, abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Four, abstentions and broker non-votes, if any, will have no effect on the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

For the purpose of determining whether the shareholders have approved Proposal Five, abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote their shares for Proposal Five, which is considered a routine matter.

How will Class A Ordinary Shares and Class B Ordinary Shares represented by properly executed proxies be voted?

All Class A Ordinary Shares and Class B Ordinary Shares represented by proper proxies will, unless such proxies have previously been revoked, be voted in accordance with the instructions indicated in such proxies. If you do not provide voting instructions, your shares will be voted in accordance with the Board’s recommendations as set forth herein. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to thirty (30) votes for each Class B Ordinary Share held for each of the proposals.

Can I change my vote or revoke my proxy?

Any shareholder executing a proxy has the power to revoke such proxy at any time prior to its exercise. You may revoke your proxy prior to exercise by:

•        filing with us a written notice of revocation of your proxy,

•        submitting a properly signed proxy card by mail, email or fax bearing a later date,

•        voting over the Internet, or

•        voting in person at the Meeting.

What does it mean if I receive more than one set of proxy materials?

If your shares are registered under different names or are in more than one account, you may receive more than one set of proxy materials. To ensure that all your shares are voted, please vote through the Internet using each personal identification number you are provided, or complete, sign and date the multiple proxy cards relating to your multiple accounts. We encourage you whenever possible to have all accounts registered in the same name and address. You can accomplish this by contacting our transfer agent, Transhare Corporation at +1 (303) 662-1112.

Who paid for this proxy solicitation?

The cost of preparing, printing, assembling and mailing this proxy statement and other material furnished to shareholders in connection with the solicitation of proxies is borne by us.

How do I learn the results of the voting at the Meeting?

Preliminary results will be announced at the Meeting. Final results will be published in a Report on Form 6-K filed with the SEC.

How are proxies solicited?

In addition to the mail solicitation of proxies, our officers, directors, employees and agents may solicit proxies by written communication, telephone or personal call. These persons will receive no special compensation for any solicitation activities. We will reimburse banks, brokers and other persons holding Class A Ordinary Shares and/or Class B Ordinary Shares for their expenses in forwarding proxy solicitation materials to beneficial owners of our Class A Ordinary Shares and/or Class B Ordinary Shares.

What is “householding?”

“Householding” means that we deliver a single set of proxy materials when requested to households with multiple shareholders, provided certain conditions are met. Householding reduces our printing and mailing costs.

If you or another shareholder of record sharing your address would like to receive an additional copy of the proxy materials, we will promptly deliver it to you upon your request by sending a written request by mail to:

Huachen AI Parking Management Technology Holding Co., Ltd
No. 6395 Hutai Road
Baoshan District, Shanghai, China

If you would like to opt out of householding in future mailings, or if you are currently receiving multiple mailings at one address and would like to request householded mailings, you may do so by contacting our Corporate Secretary as indicated above.

Can I receive future shareholder communications electronically through the Internet?

Yes. You may elect to receive future notices of meetings, proxy materials and annual reports electronically through the Internet. To consent to electronic delivery, vote your shares using the Internet. At the end of the Internet voting procedure, the on-screen Internet voting instructions will tell you how to request future shareholder communications be sent to you electronically.

Once you consent to electronic delivery, you must vote your shares using the Internet and your consent will remain in effect until withdrawn. You may withdraw this consent at any time during the voting process and resume receiving shareholder communications in print form.

Whom may I contact for further assistance?

If you have any questions about giving your proxy or require any assistance, please contact us by mail, to:

Huachen AI Parking Management Technology Holding Co., Ltd

No. 6395 Hutai Road
Baoshan District, Shanghai, China

The proposals for the Meeting are as follows:

PROPOSAL ONE

THE SHARE CAPITAL INCREASE

Background

We are proposing to approve a change of the Company’s authorized share capital from US$78,125 divided into 1,666,666,667 class A ordinary shares of a par value of US$0.0000375 each and 416,666,667 Class B ordinary shares of a par value of US$0.0000375 each, to US$37,500,000 divided into 800,000,000,000 class A ordinary shares of a par value of US$0.0000375 each and 200,000,000,000 Class B ordinary shares of a par value of US$0.0000375 each, by the creation of 798,333,333,333 class A ordinary shares of a par value of US$0.0000375 each and 199,583,333,333 class B ordinary shares of a par value of US$0.0000375 each (the “Share Capital Increase”).

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

ADOPTION OF THE AMENDED AND RESTATED MEMORANDUM

Background

Subject to Proposal One being passed, we are proposing to amend and restate the Company’s current amended and restated memorandum of association to reflect the Share Capital Increase by adoption of the amended and restated memorandum of association in the form attached as Annex A to this proxy statement (the “Amended and Restated Memorandum”).

Potential Effects of Proposed Amendment and Restatement of the Company’s Current Amended and Restated Memorandum of Association

Subject to Proposal One being passed, if shareholders approve this proposal, the Company’s current amended and restated memorandum of association will be amended and restated in the form of the Amended and Restated Memorandum attached as Annex A to this proxy statement and will become effective upon Proposal One and Proposal Two being passed at the Meeting. The result of this Proposal Two will not affect the effectiveness of the Share Capital Increase, if Proposal One is approved.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of not less than two-thirds (2/3rds) of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

THE SHARE CONSOLIDATIONS

Background

We are proposing to: (a) implement a new round of share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.0000375 each, at any one time or multiple times during a period of up to two years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the Meeting; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations.

Purpose of Share Consolidations

The Company’s Class A Ordinary Shares are listed on the Nasdaq Capital Market of Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbol of “HCAI.” In order for the Class A Ordinary Shares to continue to be listed on Nasdaq, the Company must satisfy various listing standards established by Nasdaq. Specifically, Nasdaq Listing Rule 5550(a)(2) requires that listed shares maintain a minimum bid price of US$1.00 per share (the “Bid Price Rule”). Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive trading days. Upon such failure, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and will be provided an initial compliance period of 180 calendar days to regain compliance with the Bid Price Rule. If the Company does not regain compliance within the allotted compliance period, including any extensions that may be granted by Nasdaq, Nasdaq will provide notice that the Company’s Class A Ordinary Shares will be subject to delisting. The Company would then be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

In addition, pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iii), if the Company’s Class A Ordinary Share has a closing bid price of $0.10 or less for ten consecutive business days, the Company will receive a written notice from the Nasdaq Listing Qualifications Department and the security shall be suspended from trading on Nasdaq; the Company shall be ineligible for any compliance period otherwise described in this Rule 5810(c)(3)(A). Further pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv), if a Company’s Class A Ordinary Share fails to meet the continued listing requirement for minimum bid price and the Company has effected a reverse stock split over the prior one-year period; or has effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the Company shall not be eligible for any compliance period specified in this Rule 5810(c)(3)(A) and the Listing Qualifications Department shall issue a Staff Delisting Determination under Rule 5810 with respect to that security. The Company would be entitled to appeal Nasdaq’s determination to a Nasdaq Listing Qualifications Panel and request a hearing.

The Board believes that the delisting of the Class A Ordinary Shares from Nasdaq would likely result in decreased liquidity. Such decreased liquidity would result in an increase in the volatility of the trading price of the Class A Ordinary Shares, a loss of current or future coverage by certain analysts and a diminution of institutional investor interest. In addition, the Board believes that such delisting could also cause a loss of confidence of corporate partners, customers and employees, which could harm the Company’s business and future prospects.

To enhance the Company’s ability to retain the compliance with the bid price requirement and remain listed on Nasdaq, the Board believes that it is in the best interest of the Company and the shareholders to authorize the Board to effectuate one or more Share Consolidations to increase the market price of the Class A Ordinary Shares to meet the bid price requirement if needed. As a result, the Board is soliciting shareholders’ approval of the authorization to the Board to effect one or more Share Consolidations to be determined by the Board in its sole discretion within two years after the shareholders’ approval, provided that the accumulative consolidation ratio for all such Share Consolidations shall not be more than 4000:1 (and if the Board did not determine a ratio within such two-year period, the Share Consolidations would not proceed and will be abandoned), and to provide authorization to the Board to settle as it considers expedient any difficulty which arises in relation to any consolidation of Class A Ordinary Shares and Class B Ordinary Shares of the Company to round up any fractions of Class A Ordinary Shares and Class B Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of each Share Consolidation.

In evaluating whether or not to conduct a Share Consolidation, the Board also took into account various negative factors associated with such corporate action. These factors include: the negative perception of a share consolidation held by some investors, analysts and other stock market participants; the fact that the share prices of some companies that have effected share consolidations have subsequently declined back to pre-consolidation levels; the adverse effect on liquidity that might be caused by a reduced number of shares outstanding; and the costs associated with implementing a share consolidation.

The Board considered these factors, and the potential harm of being delisted from Nasdaq. The Board determined that continued listing on Nasdaq is in the best interest of the Company and its shareholders, and that a Share Consolidation is probably necessary to maintain the listing of the Class A Ordinary Shares on Nasdaq.

In addition, there can be no assurance that, after a Share Consolidation, the Company would be able to maintain the listing of the Class A Ordinary Shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of the Class A Ordinary Shares. Shareholders should recognize that if a Share Consolidation is effected, they will own a smaller number of Class A Ordinary Shares and/or Class B Ordinary Shares than they currently own. While the Company expects that a Share Consolidation will result in an increase in the market price of the Class A Ordinary Shares, it may not increase the market price of the Class A Ordinary Shares in proportion to the reduction in the number of Class A Ordinary Shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to our performance, prospects and other factors that may be unrelated to the number of shares outstanding).

If a Share Consolidation is effected and the market price of the Class A Ordinary Shares declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would occur in the absence of such Share Consolidation. Furthermore, the liquidity of the Class A Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after a Share Consolidation. Accordingly, the Share Consolidations may not achieve the desired results that have been outlined above.

Fractional Shares

No fractional shares shall be issued upon any Share Consolidation. Upon approval of this Proposal, the directors of the Company will be authorized to round up any fractions of Class A Ordinary Shares or Class B Ordinary Shares for issuing to such shareholders of the Company who are entitled to fractional shares following or as a result of a Share Consolidation.

Effects of the Share Consolidations

Authorized Shares

At the time of each Share Consolidation, our authorized Class A Ordinary Shares and Class B Ordinary Shares, will be consolidated at a ratio that shall not be more than 4000:1.

Issued and Outstanding Shares

A Share Consolidation will also reduce the number of issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at the ratio that shall not be more than 4000:1.

Each shareholder’s proportionate ownership of the issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares immediately following the effectiveness of a Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares (see above).

Proportionate adjustments will be made based on the ratio of a Share Consolidation to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, warrants, convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, our Class A Ordinary Shares and Class B Ordinary Shares. This will result in approximately the same aggregate price being required to be paid under such options, warrants, convertible or exchangeable securities upon exercise, and approximately the same value of Class A Ordinary Shares and Class B Ordinary Shares being delivered upon such exercise, exchange or conversion, immediately following the Share Consolidation as was the case immediately preceding such Share Consolidations.

Procedure for Implementing a Share Consolidation

As soon as practicable after the effective date of a Share Consolidation, the Company’s shareholders will be notified that a Share Consolidation has been effected through filing with SEC by the Company. The Company expects that its transfer agent, Transhare Corporation, will act as exchange agent for purposes of implementing the exchange of share certificates. If needed, holders of pre-consolidation shares will be asked to surrender to the exchange agent certificates representing pre-consolidation Class A Ordinary Shares and Class B Ordinary Shares in exchange for certificates representing post-consolidation Class A Ordinary Shares and Class B Ordinary Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal that the Company will send to its registered shareholders. No new share certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Banks, brokers or other nominees will be instructed to effect each Share Consolidation for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Share Consolidation. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Vote Required

The affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting is required to approve this Proposal. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions and broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FOUR

GENERAL AUTHORIZATION

Background

Proposal Four, if approved with respect to the matters duly approved under the resolutions at the Meeting, will allow (a) any one or more of directors of the Company to be authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Increase, the Adoption of the Amended and Restated Memorandum, the Share Consolidations and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Vote Required

This Proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast, although abstentions and broker non-votes will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL FIVE

ADJOURNMENT

Proposal Five, if adopted, will allow the chairman of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation and vote of proxies. The Adjournment Proposal will only be presented to our shareholders in the event that there are insufficient votes for, or otherwise in connection with, the approval of the other proposals.

If Proposal Five is not approved by our shareholders, the chairman of the Meeting may not be able to adjourn the Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three and Proposal Four.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a simple majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting (and where a poll is taken regard shall be had in computing a majority to the number of votes to which each shareholder is entitled). Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present. If shareholders hold their shares through a broker, bank or other nominee and do not instruct them how to vote, the broker may have authority to vote the shares for this Proposal, which is considered a routine matter.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors has no knowledge of any business which will be presented for consideration at the Meeting other than 1) the Share Capital Increase, 2) the Adoption of the Amended and Restated Memorandum, 3) the Share Consolidations, 4) the General Authorization, and 5) the Adjournment.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Date: June 16, 2026	By	Order of the Board of Directors
/s/ Bin Lu
Bin Lu Chief Executive Officer, Chairwoman of the Board of Director

Annex A

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––

COMPANY LIMITED BY SHARES

––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

HUACHEN AI PARKING MANAGEMENT TECHNOLOGY HOLDING CO., LTD

(adopted by special resolution passed on [date] 2026)

A-1

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––

COMPANY LIMITED BY SHARES

––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––––

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

HUACHEN AI PARKING MANAGEMENT TECHNOLOGY HOLDING CO., LTD

(adopted by special resolution passed on [date] 2026)

1.       The name of the Company is Huachen AI Parking Management Technology Holding Co., Ltd.

2.       The registered office of the Company shall be situated at the offices of Osiris International Cayman Limited, Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands, or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.       The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act (as revised) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.       The Company shall have and be capable of exercising all of the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act (as revised).

5.       The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

6.       The authorised share capital of the Company is US$37,500,000 divided into 800,000,000,000 class A ordinary shares of a par value of US$0.0000375 each and 200,000,000,000 class B ordinary shares of a par value of US$0.0000375 each, provided always that subject to the Companies Act (as revised) and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

7.       The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

8.       Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

A-2